SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

Itaú Unibanco Banco Múltiplo S.A.
(new name of Banco Itaú Holding Financeira S.A.)

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

1.	We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. held on February 19, 2009, it was decided:

a)
to declare complementary interest on capital for the fiscal year 2008 equivalent to R$ 0.2168 per share, to be paid on March 17, 2009 with retention of 15% withholding tax at source, resulting in net interest of R$ 0.18428 per share, excluding from this retention corporate stockholders  validly proving tax immunity or exemption; the corresponding credit entry to this interest shall be booked to the company’s accounts on March 9, 2009, on an individualized basis to each stockholder based upon the shareholding position at the close of business on March 9, 2009;

b)
also on March 17, 2009, to pay interest on capital declared by this Board of Directors at its meeting on December 18, 2008 equivalent to R$ 0.077 per share, with retention of withholding tax at source, resulting in net interest of R$ 0.06545 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption; the individualized credit entry corresponding to this interest was booked on December 30, 2008 based upon the shareholding position at the close of business on December 30, 2008, as already notified;

c)	thus, stockholders with shares since December 30, 2008 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 17, 2009
Declared on December 18, 2008	R$ 0.06545 per share
Declared on February 19, 2009	R$ 0.18428 per share
Total	R$ 0.24973 per share
(*) interest on capital, after 15% income tax withheld at source.

2. As already notified, the shares held by the stockholders of Unibanco – União de Bancos Brasileiros S.A. (Unibanco) and Unibanco Holdings S.A. (Unibanco Holdings), were merged into Banco Itaú S.A. and, the shares of Banco Itaú S.A. acquired by the Unibanco and Unibanco Holdings stockholders then being immediately merged into Banco Itaú Holding Financeira S.A. (Itaú), entitling them to any dividends/interest on capital (including monthly dividends) declared by Itaú as from November 28, 2008.

2.1. In this context, stockholders of Unibanco and Unibanco Holdings shall also be entitled to the said declared interest on capital, according to the values specified below, and which shall be paid directly by Itaú upon substitution of the respective ticker symbols at a date to be informed in due course:

Security	Ticker Symbol	IOC Declared on 12.18.2008		IOC Declared on 2.19.2009		Total
		Nominal Value in R$	Value net of IT in R$	Nominal Value in R$	Value net of IT in R$	Nominal Value in R$	Value net of IT in R$
UBB – ON	UBBR3	0.0652708	0.0554801	0.1837755	0.1562091	0.2490463	0.2116892
UBB – PN	UBBR4	0.0221378	0.0188171	0.0623310	0.0529813	0.0844688	0.0717984
UBB HOLDING – ON	UBHD3	0.0652708	0.0554801	0.1837755	0.1562091	0.2490463	0.2116892
UBB HOLDING – PN	UBHD6	0.0221378	0.0188171	0.0623310	0.0529813	0.0844688	0.0717984
UNIT*	UBBR11	0.0442757	0.0376343	0.1246621	0.1059627	0.1689378	0.1435970
GDS UNIBANCO**	UBB	0.4427577	0.3763440	1.2466218	1.0596285	1.6893795	1.4359725

(*)	each UNIT represents one preferred Unibanco PN share and one preferred Unibanco Holdings PN share.
(**)	each GDS traded on the New York Stock Exchange (NYSE: UBB) is the equivalent of 10 Units.

São Paulo-SP, February 19, 2009. ALFREDO EGYDIO SETUBAL Investor Relations Officer

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Companhia Aberta	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR 2008

We present below the main results of Itaú Unibanco Banco Múltiplo S.A. (Itaú Unibanco) for 2008. In view of the merger that created Itaú Unibanco at the end of 2008 and in order to provide a better understanding of the changes in assets, liabilities and results of the new institution, we present the main financial indicators of Itaú Unibanco Pro Forma, taking into consideration the information of Unibanco for 2008 and 2007.

1.
On November 3, 2008, Itaú and Unibanco signed the agreement for merger of their financial operations.  It was the formal beginning of the building of the largest private conglomerate in the Southern hemisphere, with a market value among the 20 largest financial institutions in the world. Itaú Unibanco’s priority effort is to consolidate the integration of its several businesses, which are in every segment of the financial activity, strengthening the presence of the new bank in the market and having a positive outlook on the business expansion.  The unification process of the institutions is led by the Superior Integration Committee, which supervises the activities of 19 task forces, established in November 2008 to map processes and identify the best practices of each institution.

2.
On January 29, 2009, the ATM network of Itaú and Unibanco was integrated, enabling the customers of both banks to use it.  At the end of 2008, Itaú Unibanco had over 4.8 thousand branches and service centers.

3.
In 2008, net income of Itaú Unibanco Pro Forma totaled R$ 10.0 billion, with a return of 23.4% on average equity (32.0% in 2007). Consolidated net income reached R$ 43.7 billion as of December 31, 2008. Basel ratio at the end of the period stood at 16.1%, based on operational financial statements consolidated.

4.
The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Holding’s preferred shares fell 28.8% as compared to the quotation of December 31, 2007. Unibanco’s preferred shares fell 25.5%, whereas Ibovespa index dropped 41.3%. The market value of Itaú Unibanco at Stock Exchange was R$ 108 billion at the end of December.

5.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 9.8 billion in 2008. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 8.4 billion.

6.
Itaú Unibanco’s consolidated assets reached R$ 632.7 billion at the end of December 2008.  The loan portfolio, including endorsements and sureties, totaled R$ 271.9 billion, an increase of 33.9% as compared to December 31, 2007.  In Brazil, non-mandatory loans to the individuals segment reached R$ 93.2 billion. The very small, small and middle-market company segment in its turn reached R$ 52.6 billion, whereas the large company segment reached R$ 100.8 billion.

7.
Based on the prudent criteria adopted by management, additional provisions were recognized for loan operations in the amount of R$ 4.7 billion, considering the current economic environment and the uncertainties related thereto, and including an amount referring to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the history of scenarios noted in the recent past.

8.
Free, raised and managed own assets totaled R$ 806.4 billion, an increase of 25.1% as compared to December 31, 2007. Demand, time and savings deposits totaled R$ 202.1 billion. Technical provisions for insurance, pension plan and capitalization totaled R$ 41.6 billion.

9.
In 2008, Itaú Unibanco’s Corporate area took part in debenture and promissory note operations, which totaled R$ 20.1 billion, and securitization operations amounting to R$ 2.0 billion. In capital markets, the bank was the coordinator and bookrunner of initial public offerings that totaled R$ 31.8 billion.

10.
Itaú Unibanco employed over 108 thousand people at the end of 2008. The employee’s fixed compensation plus charges and benefits totaled R$ 8.1 billion in that year.  Welfare benefits granted to employees and their dependants totaled R$ 1.4 billion. In addition, approximately R$ 130 million were invested in education, training and development programs.

11.
Itaú Unibanco will give continuity in the commitments assumed with society. Both of them are signatories of the Equator Principles since 2004, and apply social and environment criteria for granting credit to legal entities.  By adhering to the Global Pact, they adopted in their business practices ten basic principles in the areas of human rights, labor relations, environmental protection and anti-corruption.  Itaú Unibanco also takes part in the Carbon Disclosure Project and Greenhouse Gas Protocol, which aim at reducing the emission of gases that cause global warming. The Latin American Sustainable Finance Forum (LASFF) and UNEP-Finance Initiative stimulated discussions on the financial sector role as promoter of sustainability. Unibanco Asset Management (UAM) adhered to the Principles for Responsible Investment (PRI) in July 2008.

12.
In the social and cultural areas, we highlight the projects of Itaú and Unibanco’s foundations and institutes.  Instituto Unibanco and Fundação Itaú Social activities are focused on education, strengthening their transforming capacity. In 2008, six million students from elementary schools and 202 thousand teachers took part in the Brazilian Portuguese Language Olympiad – “Escrevendo o Futuro” (Writing the Future), a program of Fundação Itaú Social transformed into a federal government’s education public policy.  The “Entre Jovens” (among young people), a partnership between Instituto Unibanco and the State Education Departments, qualifies university students to act as tutors to high school students with learning deficiency.  Instituto Itaú Cultural’s mission is to make access to culture more democratic. Thus in 2008 the institute organized 299 cultural events in all regions of Brazil, and 39 international events held in Argentina, Chile, China, Mexico and Uruguay. In 2008, social and cultural investments of Itaú and Unibanco totaled R$ 159 million.

13.
The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unbanco website (www.itauunibancori.com.br). The financial statements as of December 31, 2008 of Itaú Unibanco takes into consideration the balance sheet information and results of Unibanco as from October 1, 2008.

2009 is expected to be a challenging year, but we are entirely confident on the soundness of the Brazilian financial system and on the qualification and capacity of this new bank to overcome challenges and provide its customers with a wider range of services to meet their various demands, contributing to the development and the economic activities of Brazil. At this time of important challenges in the global economic environment and financial market, we reaffirm our belief in the future of Brazil.

São Paulo, February 19, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.